November 20, 2020

DeCarlo S. McLaren, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. McLaren:

On September 11, 2020, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Growth Equity PLUS Convexity ETF, Simplify Growth Equity PLUS Downside Convexity ETF, and Simplify Growth Equity PLUS Upside Convexity ETF (each a “Fund”, and collectively, the “Funds”) filed post-effective amendment no. 1 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to add three new series to the Trust. On October 27, 2020, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

General Comments

Fees and Expenses

Comment 1. Please confirm that the Funds’ fee waiver will be in effect for at least one year from the effective date of the registration statement.

Response. The Registrant affirms that the initial expiration date of the expense limitation agreement will be November 30, 2021. All references to the expiration date will be revised to reflect November 30, 2021.

Comment 2. Please disclose that the recoupment of the fee waiver may only be recouped within three years from the date when the amount is waived or reimbursed.

Response. The Registrant has revised all references to the recoupment of the fee waiver to include the following:

Any waived fees may only be recouped within three years from the date when the amount was waived or reimbursed.

November 20, 2020

Principal Investment Risks

Comment 3. The Staff notes that the principal risks appear in alphabetical order. Please re-order the risks to prioritize the risks that are most likely to adversely affect the Funds’ net asset values and total return. Please note that after listing the most significant risk, the remaining risks may be alphabetized.

Response. The Registrant notes that each Fund has adopted a policy to invest at least 80% of its net assets in equity securities. Accordingly, the Registrant reordered each Fund’s risk disclosures such that equity risk appears first.

Manager-of-Managers Order

Comment 4. Please revise the following disclosure for clarity - “The Trust and the Adviser have filed an exemptive application with the SEC that if grant, would permit the Adviser, with the Board of Trustees approval, to enter into sub-advisory agreements with one or more sub-advisers without obtaining shareholder approval. The exemptive order would permit the Adviser, subject to the approval of the Board of Trustees, to replace sub-advisers or amend sub-advisory agreements, including fees, without shareholder approval whenever the Adviser and the Board of Trustees believe such action will benefit the Fund and its shareholders.”

Response. The Registrant revised the disclosure (added text is underlined and deleted text is stricken): The Trust and the Adviser have filed an exemptive application with the SEC that if granted, would permit the Adviser, with the Board of Trustees’ approval, to enter into sub-advisory agreements with one or more sub-advisers without obtaining shareholder approval. The exemptive order would permit the Adviser, subject to the approval of the Board of Trustees, to replace sub-advisers or amend sub-advisory agreements, including fees, without shareholder approval if ~~whenever~~ the Adviser and the Board of Trustees believe such action will benefit the Fund and its shareholders.”

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Brian Doyle-Wenger

Brian Doyle-Wenger

November 20, 2020

cc:	JoAnn M. Strasser, Thompson Hine LLP
Andrea Ottomanelli Magovern, Assistant Director
Sumeera Younis, Branch Chief